SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIBERTY GLOBAL PLC
(Name of Issuer)

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share
Liberty Global Class B Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104
Liberty Global Class B Ordinary Shares: G5480U 112
(CUSIP Numbers)

Michael T. Fries c/o
Liberty Global plc
1550 Wewatta Street, Suite 1000
Denver, CO 80202
(303) 220-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2017
(Date of Event(s) Which Require(s) Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP	G5480U 104 (Liberty Global Class A ordinary shares)	13D/A
No.	G5480U 112 (Liberty Global Class B ordinary shares)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael T. Fries
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Liberty Global Class A ordinary shares: 891,478(1), (2), (3), (4) Liberty Global Class B ordinary shares: 1,000,000(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Liberty Global Class A ordinary shares: 891,478(1), (2), (3), (4) Liberty Global Class B ordinary shares: 1,000,000(4)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Liberty Global Class A ordinary shares: 891,478(1), (2), (3), (4) Liberty Global Class B ordinary shares: 1,000,000(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Liberty Global Class A ordinary shares: 0.85% (1), (2), (3), (4), (5 Liberty Global Class B ordinary shares: 9.00%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
_______________

(1)
Includes (a) 298,022 Liberty Global Class A ordinary shares (“Liberty Global Class A Shares”) that would be issuable upon exercise by Mr. Fries of those of his SARs that are exercisable on, or will be exercisable within 60 days of, December 29, 2017, assuming exercise and net settlement at the closing sale price on December 29, 2017, of Liberty Global Class A Shares ($35.84), and without subtraction of additional shares withholding tax obligation; and (b) 1,000,000 Liberty Global Class A Shares that are issuable upon conversion of Liberty Global Class B ordinary shares.

(2)
Includes 46,200 Liberty Global Class A ordinary shares held by a trust (the “Fries Trust”) managed by an independent trustee, of which the beneficiaries are Mr. Fries’ adult children. Mr. Fries has no pecuniary interest in the Fries Trust, but he retains the right to substitute the assets held by the Fries Trust, as to which shares Mr. Fries disclaims beneficial ownership.

(3)	Includes 1,977 Liberty Global Class A ordinary shares held in the Liberty Global 401(k) Savings Stock Ownership Plan for the benefit of Mr. Fries.

(4)
Each Liberty Global Class B ordinary share is convertible, at the option of the holder, into one Liberty Global Class A Share. Each Liberty Global Class A Share is entitled to one vote, whereas each Liberty Global Class B ordinary share is entitled to ten votes. These classes of ordinary shares generally vote together as a single class on all matters. Accordingly, assuming Mr. Fries does not convert his Liberty Global Class B ordinary shares, Mr. Fries may be deemed to beneficially own voting equity securities representing approximately 3.3% of the voting power with respect to the general election of directors of Liberty Global plc, a public limited company organized under the laws of England and Wales (the “Issuer”) based on the outstanding shares noted in note (5) below. The number of Liberty Global Class B ordinary shares reported in this filing exclude ordinary shares that are subject to the letter agreement discussed in Item 6 of the Original Statement (as defined below) and owned by the Malone Trust (as defined in Item 6 of the Original Statement).

(5)	Based on 219,740,491 Liberty Global Class A Shares and 11,102,619 Liberty Global Class B ordinary shares outstanding as of December 29, 2017.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Statement of

MICHAEL T. FRIES

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL plc

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by Michael T. Fries (“Mr. Fries”) with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Original Statement”), and relates to (i) the Liberty Global Class A ordinary shares, nominal value $0.01 per share, of the Issuer, and (ii) the Liberty Global Class B ordinary shares, nominal value $0.01 per share, of the Issuer (together with Liberty Global Class C ordinary shares, nominal value $0.01 per share, the “Liberty Global ordinary shares”). The Original Statement and Amendment No. 1 are collectively referred to as the “Statement.” Capitalized terms used but not defined herein have the meanings given to such terms in the Statement. This Amendment constitutes an exit filing of Mr. Fries in respect of shares of the Issuer’s LiLAC Class A ordinary shares and LiLAC Class B ordinary shares (together with LiLAC Class C ordinary shares, nominal value $0.01 per share, the “LiLAC ordinary shares”) previously reported as beneficially owned by Mr. Fries. All such LiLAC ordinary shares have been redesignated as deferred shares in connection with the Split-Off, as described below. Except as set forth herein, the Statement is unmodified.

Item 4.    Purpose of the Transaction.

Item 4 of the Statement is hereby amended and supplemented to include the following information:

On December 29, 2017 (the “Distribution Date”), the Issuer completed a previously announced split-off (the “Split-Off”) of its former wholly-owned subsidiary Liberty Latin America Ltd. (“Splitco”). As a result of the Split-Off, Splitco became an independent, publicly traded company. Pursuant to the Split-Off, on the Distribution Date, the Issuer distributed (the “distribution”) to holders of its LiLAC ordinary shares, as a dividend, (i) one Class A common share of Splitco for each LiLAC Class A ordinary share, (ii) one Class B common share of Splitco for each LiLAC Class B ordinary share and (iii) one Class C common share of Splitco for each LiLAC Class C ordinary share, in each case, held by such holder as of the Distribution Date. Immediately following the distribution, all outstanding LiLAC ordinary shares were redesignated as deferred shares (with virtually no economic rights) and were automatically transferred for no consideration to a third-party designee, in each case, in accordance with the Liberty Global articles of association and applicable law. Holders of the Issuer’s Liberty Global ordinary shares did not receive the dividend of common shares of Splitco or otherwise participate in the Split-Off. As a result, Mr. Fries ceased to own any LiLAC ordinary shares, but continues to own Liberty Global ordinary shares as further described herein.

Except as otherwise described in this Amendment, Mr. Fries does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Fries is the President and Chief Executive Officer of the Issuer and a member of its board of directors. As a result, Mr. Fries regularly has discussions with members of Issuer management, board members, and shareholders of Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Mr. Fries reviews his holdings in the Issuer from time to time. Depending on various factors, including, without limitation: the Issuer’s operations, prospects and strategic direction; actions taken by the board of directors; other business and investment opportunities available to Mr. Fries; estate planning and tax considerations; and market conditions (including the trading prices of the Liberty Global Ordinary Shares) and general economic and industry conditions. Mr. Fries may take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation: purchasing or otherwise acquiring additional Liberty Global Ordinary Shares or other financial instruments related to the Issuer in open market or privately negotiated transactions or pursuant to the exercise of share appreciation rights or under other compensatory stock plans of the Issuer; and selling or otherwise disposing of some or all of his beneficial or economic holdings, or otherwise changing his intention with respect to any and all matters referred to in the second paragraph of this item.

Item 5.    Interest in Securities of the Issuer.

(a)Mr. Fries may be deemed to own Liberty Global Ordinary Shares as follows:

	Actual Ownership		Deemed Beneficial Ownership
Class	Number	Class Percentage (5)	Number	Class Percentage
Liberty Global Class A	593,456(2)(3)	Less than 1%	891,478(1)(2)(3)	Less than 1%
Liberty Global Class B	1,000,000(4)	9.00%	1,000,000(4)	9.00%
Liberty Global Class C	1,443,134(2)(3)	Less than 1%	2,282,187(1)(2)(3)	Less than 1%
_______________

(1)
Includes (a) 298,022 Liberty Global Class A Shares and 839,053 Liberty Global Class C ordinary shares (“Liberty Global Class C Shares”) that were issuable upon exercise by Mr. Fries of those of his SARs that are exercisable on, or will be exercisable within 60 days of, December 29, 2017, assuming exercise and net settlement at the closing sale price on December 29, 2017, of Liberty Global Class A Shares ($35.84) and Liberty Global Class C Shares ($33.84), and without subtraction of additional shares for withholding tax obligation; and (b) 1,000,000 Liberty Global Class A Shares that are issuable upon conversion of Mr. Fries Liberty Global Class B ordinary shares.

(2)
Includes 46,200 Liberty Global Class A Shares and 283,360 Liberty Global Class C Shares held by the Fries Trust managed by an independent trustee, of which the beneficiaries are Mr. Fries’ adult children. Mr. Fries has no pecuniary interest in the trust, but he retains the right to substitute the assets held by the trust, as to which shares Mr. Fries disclaims beneficial ownership.

(3)	Includes 1,977 Liberty Global Class A Shares and 13,059 Liberty Global Class C Shares held in the Liberty Global 401(k) Savings and Stock Ownership Plan for the benefit of Mr. Fries.

(4)
Each Liberty Global Class B ordinary share is convertible, at the option of the holder, into one Liberty Global Class A Share. Each Liberty Global Class A Share is entitled to one vote, whereas each Liberty Global Class B ordinary share is entitled to ten votes. These classes of ordinary shares generally vote together as a single class on all matters. Accordingly, assuming Mr. Fries does not convert his Liberty Global Class B ordinary shares, Mr. Fries may be deemed to beneficially own voting equity securities representing approximately 3.3% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted in note (5) below. The number of Liberty Global Class B ordinary shares reported in this filing exclude ordinary shares that are subject to the letter agreement discussed in Item 6 of the Original Statement and owned by the Malone Trust (as defined in Item 6 of the Original Statement).

(5)	Based on 219,740,491 Liberty Global Class A Shares, 11,102,619 Liberty Global Class B ordinary shares and 584,438,124 Liberty Global Class C ordinary shares outstanding as of December 29, 2017.

(b)Mr. Fries has the sole power to vote, or to direct the voting of, his Liberty Global Ordinary Shares. Mr. Fries has the sole power to dispose of, or to direct the disposition of, his Liberty Global Ordinary Shares. The Fries Trust holds 46,200 Liberty Global Class A Shares and 283,360 Liberty Global Class C Shares, which Mr. Fries has no pecuniary interest in and disclaims beneficial ownership thereof. To Mr. Fries’ knowledge, the Fries Trust has the sole power to vote and to dispose of, or to direct the voting or disposition of, the Liberty Global Ordinary Shares held by the Fries Trust.

(c)Except as reported in this Amendment, neither Mr. Fries nor, to his knowledge, the Fries Trust, has executed any transactions in respect of the Liberty Global Ordinary Shares within the last sixty (60) days.

(d)	None.

(e)On December 29, 2017, as a result of the Split-Off, Mr. Fries ceased to be the beneficial owner of any LiLAC Class A ordinary shares or LiLAC Class B ordinary shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Michael T. Fries
Dated:    February 6, 2018                     Michael T. Fries